

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via Email
Mr. Steven M. Belote
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd, Suite 200
Virginia Beach, VA 23452

> **Re:** **Wheeler Real Estate Investment Trust, Inc.**
> **Form 10-K**
> **Filed March 21, 2014**
> **File No. 001-35713**

Dear Mr. Belote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Funds from Operations, page 45

1. We note that you present Core FFO. In future filings please revise to provide all of the disclosures required by Item 10(e) of Regulation S-K. In addition, please provide your future disclosure in your response.

Signatures

2. Please note that the Form 10-K "must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the

board of directors or persons performing similar functions." Please refer to General Instruction D to Form 10-K.

Consolidated and Combined Statements of Operations

3. Please identify the nature of other revenues on the face of the financial statement or in a note thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Sonia Barros at (202) 551-3780 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant